Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

20 May 2020

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
Fiscal Year 2020 Reports

James Hardie announced today that it has filed the following document relating to fiscal year 2020 with the ASX:

•	Combined Australian Annual Report/Annual Report on Form 20-F, which has also been filed with the United States Securities and Exchange Commission (SEC).

A copy of this document is available on the company’s investor relations website at www.ir.jameshardie.com.au.

Shareholders who wish to receive a hard copy of the company’s 20-F free of charge should contact the company’s Investor relations office on +61 2 8845 3356.
Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au.

Yours faithfully

Natasha Mercer
Company Secretary

This announcement had been authorised for release by the Company Secretary, Ms Natasha Mercer.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA),
Moe Nozari (USA), Rada Rodriguez (Sweden), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895